Exhibit 99.1

THIRD QUARTER 2023 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2023 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2023 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net income $3.9 Billion Up 8% YoY	Diluted EPS[1] $2.73 Up 9% YoY	Total PCL[2] $616 Million PCL on loans ratio[3] down 1 bp4 QoQ	ROE[5] 14.6% Flat YoY	CET1 Ratio[6] 14.1% Above regulatory requirements

Adjusted Net income[7] $4.0 Billion Up 11% YoY	Adjusted Diluted EPS[7] $2.84 Up 11% YoY	Total ACL[8] $5.0 Billion ACL on loans ratio[9] up 2 bps[4] QoQ	Adjusted ROE[7] 15.1% Up 30 bps YoY	LCR[10] 134% Down slightly from 135% last quarter

TORONTO, August 24, 2023 — Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $3.9 billion for the quarter ended July 31, 2023, up $295 million or 8% from the prior year. Diluted EPS was $2.73, up 9% over the same period. Adjusted net income7 and adjusted EPS7 of $4.0 billion and $2.84, respectively, were both up 11% from the prior year.

Results this quarter reflected higher provisions for credit losses, with a PCL on loans ratio of 29 bps. Results benefitted from lower taxes reflecting a favourable shift in earnings mix.

Pre-provision, pre-tax earnings7 of $5.2 billion were up $353 million or 7% from a year ago, mainly due to higher revenue in Capital Markets reflecting higher revenue in Corporate and Investment Banking, including the impact of loan underwriting markdowns in the prior period, as well as in Global Markets. Higher net interest income driven by higher interest rates and strong volume growth in Canadian Banking also contributed to the increase. These factors were partially offset by higher staff-related expenses, mainly due to higher salaries as well as higher variable and stock-based compensation, and higher professional fees. Ongoing technology investments and higher discretionary costs to support strong client-driven growth also contributed to higher expenses.

Compared to last quarter, net income was up 6% reflecting higher results in Personal & Commercial Banking and Insurance. Capital Markets results were relatively flat. These factors were partially offset by lower results in Wealth Management. Adjusted net income7 was up 7% over the same period. Pre-provision, pre-tax earnings7 were up 5% as higher revenue more than offset expense growth.

The number of full-time equivalent (FTE) employees was down 1% from last quarter, and we expect to further reduce FTE by approximately 1-2% next quarter.

Our capital position remains robust, with a CET1 ratio of 14.1%, supporting solid volume growth and $1.9 billion in common share dividends. We also have a strong average LCR of 134%.

“Despite a complex operating environment, our Q3 results exemplify RBC’s ability to consistently deliver solid revenue and volume growth underpinned by prudent risk management. We remain focused on executing on our cost reduction strategy while leveraging our strong balance sheet and diversified business model to support our growth and bring long-term value to our clients, communities and shareholders.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Q3 2023 Compared to Q3 2022	Reported: • Net income of $3,872 million • Diluted EPS of $2.73 • ROE of 14.6% • CET1 ratio of 14.1%	h 8% h 9% → 0 bps h 100 bps	Adjusted[7]: • Net income of $4,017 million • Diluted EPS of $2.84 • ROE of 15.1%	h 11% h 11% h 30 bps

Q3 2023 Compared to Q2 2023	• Net income of $3,872 million • Diluted EPS of $2.73 • ROE of 14.6% • CET1 ratio of 14.1%	h 6% h 6% h 20 bps h 40 bps	• Net income of $4,017 million • Diluted EPS of $2.84 • ROE of 15.1%	h 7% h 7% h 20 bps

YTD 2023 Compared to YTD 2022	• Net income of $10,735 million • Diluted EPS of $7.60 • ROE of 13.9%	i 10% i 9% i 280 bps	• Net income of $12,118 million • Diluted EPS of $8.59 • ROE of 15.7%	→ 0% h 2% i 120 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 3 and 4 of this Earnings Release.
6	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
7	This is a non-GAAP measure. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on page 3 and 4 of this Earnings Release.
8	Allowance for credit losses (ACL).
9	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
10	Liquidity coverage ratio (LCR).
11	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

Personal & Commercial Banking

Net income of $2,134 million increased $111 million or 5% from a year ago, primarily attributable to higher net interest income reflecting higher spreads (as the benefit of higher interest rates more than offset changes in product mix) and average volume growth in Canadian Banking of 8% in deposits and 6% in loans (with strong double-digit loan growth in business lending and credit cards). Higher service charges and foreign exchange revenue driven by increased client activity also contributed to the increase. These factors were partially offset by the retrospective impact of harmonized sales tax (HST) on payment card clearing services ($66 million reduction in revenue), which was announced in the Government of Canada’s 2023 budget and enacted in the current quarter, as well as higher staff-related costs and ongoing technology investments.

Compared to last quarter, net income increased $219 million or 11%, primarily attributable to higher net interest income driven by the impact of three more days in the current quarter, higher spreads and average volume growth of 2% in Canadian Banking. Lower PCL on performing loans, primarily driven by favourable changes to our credit quality and macroeconomic outlook, and higher card service revenue also contributed to the increase. These factors were partially offset by the retrospective impact of HST on payment card clearing services as described above, as well as ongoing technology investments. The number of full-time equivalent employees was down 1% in Canadian Banking.

Wealth Management

Net income of $674 million decreased $147 million or 18% from a year ago, mainly reflecting continued investments in the operational infrastructure of City National and higher PCL, partly offset by the gain on the sale of the European asset servicing activities of RBC Investor Services® and its associated Malaysian centre of excellence (the partial sale of RBC Investor Services operations). Wealth Management benefited from 17% growth in assets under management, including RBC Brewin Dolphin.

Compared to last quarter, net income decreased $68 million or 9%, primarily due to higher PCL on performing loans, largely driven by unfavourable changes to our macroeconomic and credit quality outlook. Lower net interest income, largely reflecting the impact of lower spreads and deposit volume and an increase in non-interest expenses also contributed to the decrease. These factors were partially offset by the gain on the partial sale of RBC Investor Services operations and higher average fee-based client assets reflecting market appreciation.

Insurance

Net income of $227 million increased $41 million or 22% from a year ago, primarily due to higher favourable investment-related experience, partially offset by higher capital funding costs.

Compared to last quarter, net income increased $88 million or 63%, primarily due to higher favourable investment-related experience.

Capital Markets

Net income of $938 million increased $339 million or 57% from a year ago, primarily driven by higher revenue in Corporate and Investment Banking, including the impact of loan underwriting markdowns in the prior year. Lower taxes reflecting changes in earnings mix and higher revenue in Global Markets, largely due to higher fixed income trading revenue across all regions, also contributed to the increase. These factors were partially offset by higher compensation on improved results and higher PCL.

Compared to last quarter, net income remained relatively flat as lower taxes reflecting changes in earnings mix and higher revenue, mainly reflecting higher equity and fixed income trading revenue, were offset by higher expenses and higher PCL on impaired loans in a few sectors.

Capital, Liquidity and Credit Quality

Capital – As at July 31, 2023, our CET1 ratio was 14.1%, up 40 bps from last quarter, mainly reflecting net internal capital generation, share issuances under the Dividend reinvestment plan (DRIP) and the impact of the partial sale of RBC Investor Services operations.

Liquidity – For the quarter ended July 31, 2023, the average LCR was 134%, which translates into a surplus of approximately $97 billion, compared to 135% and a surplus of approximately $102 billion last quarter. LCR levels decreased compared to the prior quarter mainly due to the partial sale of RBC Investor Services operations and loan growth, partially offset by an increase in deposits.

The Net Stable Funding Ratio (NSFR) as at July 31, 2023 was 112%, which translates into a surplus of approximately $104 billion, compared to 113% and a surplus of approximately $110 billion last quarter. NSFR decreased compared to the prior quarter primarily due to loan growth and the partial sale of RBC Investor Services operations, partially offset by an increase in deposits and stable funding.

Credit Quality

Q3 2023 vs. Q3 2022

Total PCL increased $276 million or 81% from a year ago, primarily reflecting higher provisions in Capital Markets and Wealth Management. The PCL on loans ratio of 29 bps increased 12 bps. The PCL on impaired loans ratio of 23 bps increased 15 bps.

PCL on performing loans decreased $57 million or 32%, primarily reflecting lower provisions in our Canadian Banking retail portfolios, mainly driven by favourable changes to our macroeconomic outlook, including the impact of a favourable revision to our Canadian housing price forecast. This was partially offset by higher provisions in U.S. Wealth Management (including City National) and Capital Markets, reflecting unfavourable changes to our credit quality and macroeconomic outlook.

PCL on impaired loans increased $329 million, mainly due to provisions taken in Capital Markets in the current quarter in a few sectors, including the real estate and related, transportation and industrial products sectors, compared to recoveries in the same quarter last year. Higher provisions in our Canadian Banking retail portfolios also contributed to the increase.

Q3 2023 vs. Q2 2023

Total PCL increased $16 million or 3% from last quarter, primarily reflecting higher provisions in Wealth Management and Capital Markets, largely offset by lower provisions in Personal & Commercial Banking. The PCL on loans ratio decreased 1 bp. The PCL on impaired loans ratio increased 2 bps.

PCL on performing loans decreased $53 million or 31%, mainly due to lower provisions in our Canadian Banking retail portfolios, largely driven by favourable changes to our macroeconomic and credit quality outlook, including the impact of a favourable revision to our Canadian housing price forecast. This was partially offset by higher provisions in U.S. Wealth Management (including City National), primarily driven by unfavourable changes to our macroeconomic and credit quality outlook.

PCL on impaired loans increased $58 million or 13%, mainly due to higher provisions in Capital Markets in a few sectors.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and nine months ended July 31, 2023 with the corresponding periods in the prior year and the three months ended April 30, 2023. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings

Pre-provision, pre-tax earnings is calculated as income (Q3 2023: $3,872 million; Q2 2023: $3,649 million; Q3 2022: $3,577 million) before income taxes (Q3 2023: $761 million; Q2 2023: $771 million; Q3 2022: $979 million) and PCL (Q3 2023: $616 million; Q2 2023: $600 million; Q3 2022: $340 million). We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle.

Adjusted results

We believe that providing adjusted results and certain measures excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhance comparability with prior periods and enables readers to better assess trends in the underlying businesses. Specified items impacting our results for the three and nine months ended July 31, 2023 and the three months ended April 30, 2023 are:

•	Canada Recovery Dividend (CRD) and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023

•	Transaction and integration costs relating to our planned acquisition of HSBC Bank Canada (HSBC Canada)

The following table provides a reconciliation of adjusted results to our reported results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures.

Consolidated results, reported and adjusted

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2023	April 30 2023	July 31 2022 (1)	July 31 2023	July 31 2022 (1)
Total revenue	$14,489	$13,520	$12,132	$43,103	$36,418
PCL	616	600	340	1,748	103
Non-interest expense	7,861	7,494	6,386	23,030	19,400
Income before income taxes	4,633	4,420	4,556	14,395	15,248
Income taxes	761	771	979	3,660	3,323
Net income	$3,872	$3,649	$3,577	$10,735	$11,925
Net income available to common shareholders	$3,812	$3,581	$3,517	$10,561	$11,738
Average number of common shares (thousands)	1,393,515	1,388,388	1,396,381	1,388,217	1,409,292
Basic earnings per share (in dollars)	$2.74	$2.58	$2.52	$7.61	$8.33
Average number of diluted common shares (thousands)	1,394,939	1,390,149	1,398,667	1,389,857	1,411,934
Diluted earnings per share (in dollars)	$2.73	$2.58	$2.51	$7.60	$8.31
ROE (2)	14.6%	14.4%	14.6%	13.9%	16.7%
Effective income tax rate	16.4%	17.4%	21.5%	25.4%	21.8%
Total adjusting items impacting net income (before-tax)	$191	$138	$62	$426	$188
Specified item: HSBC Canada transaction and integration costs (3)	110	56	-	177	-
Amortization of acquisition-related intangibles (4)	81	82	62	249	188
Total income taxes for adjusting items impacting net income	$46	$29	$16	$(957)	$49
Specified item: CRD and other tax related adjustments (3), (5)	-	-	-	(1,050)	-
Specified item: HSBC Canada transaction and integration costs (3)	26	13	-	42	-
Amortization of acquisition-related intangibles (4)	20	16	16	51	49
Adjusted results (6)
Income before income taxes - adjusted	4,824	4,558	4,618	14,821	15,436
Income taxes - adjusted	807	800	995	2,703	3,372
Net income - adjusted	$4,017	$3,758	$3,623	$12,118	$12,064
Net income available to common shareholders - adjusted	$3,957	$3,690	$3,563	$11,944	$11,877
Average number of common shares (thousands)	1,393,515	1,388,388	1,396,381	1,388,217	1,409,292
Basic earnings per share (in dollars) - adjusted	$2.84	$2.66	$2.55	$8.60	$8.43
Average number of diluted common shares (thousands)	1,394,939	1,390,149	1,398,667	1,389,857	1,411,934
Diluted earnings per share (in dollars) - adjusted	$2.84	$2.65	$2.55	$8.59	$8.41
ROE - adjusted	15.1%	14.9%	14.8%	15.7%	16.9%
Adjusted effective income tax rate	16.7%	17.6%	21.5%	18.2%	21.8%

(1)	There were no specified items for the three months ended July 31, 2022 or for the nine months ended July 31, 2022.
(2)	ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(5)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(6)

Effective the second quarter of 2023, we included HSBC Canada transaction and integration costs and amortization of acquisition-related intangibles as adjusting items for non-GAAP measures and non-GAAP ratios. Therefore, comparative adjusted results have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our Q3 2023 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals and expected cost containment measures. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, model, legal and regulatory environment, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2022 (the 2022 Annual Report) and the Risk management section of our Q3 2023 Report to Shareholders; including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology and cyber risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy, data and third party related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk section of our 2022 Annual Report and the Risk management section of our Q3 2023 Report to Shareholders.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2022 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2023 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2022 Annual Report and the Risk management section of our Q3 2023 Report to Shareholders. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2023 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 24, 2023 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 5046546#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from August 24, 2023 until November 29, 2023 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 8061913#).

Media Relations Contacts

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 97,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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